                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 2)*

                                GLB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361778 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                  SCHEDULE 13D
CUSIP NO. 361778 10 3                                          PAGE 2 OF 9 PAGES


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD M. OSBORNE TRUST
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           345,996
                                        ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY
                                        ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         345,996
                                        ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            345,996
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 361778 10 3                                          PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Turkey Vulture Fund XIII, Ltd.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           44,325
                                        ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY
                                        ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         44,325
                                        ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            44,325
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 361778 10 3                                          PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Richard M. Osborne
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS


--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           120
                                        ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          27,200**
                                        ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         120
                                        ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            27,200**
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            27,320
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------


** Consists of shares held by the Georgeanne S. Osborne Family Memorial Trust, of which Mr. Osborne is one of the six trustees.

CUSIP NO. 361778 10 3


         This Amendment No. 2 to Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust, an Ohio trust (the "Richard Osborne Trust"), Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") and Richard M. Osborne for the purpose of reporting (1) acquisitions of shares of common stock, without par value (the "Shares"), of GLB Bancorp, Inc., an Ohio corporation ("GLB Bancorp"), and (2) that Mr. Osborne is one of six trustees of the Georgeanne S. Osborne Family Memorial Trust which owns 27,200 shares of GLB Bancorp.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended and supplemented as follows:

         The Shares reported herein as having been acquired by the Fund were acquired with working capital of the Fund for the aggregate purchase price of approximately $173,625 (excluding commissions). The Shares reported herein as having been acquired by the Richard Osborne Trust were purchased on March 1, 2001 in a private transaction with cash available to the Richard Osborne Trust for the aggregate purchase price of approximately $208,000.

Item 4.           PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended and supplemented as follows:

         The Fund and the Richard Osborne Trust acquired the Shares for the purpose of investment. In the aggregate, Mr. Osborne and his father, Jerome T. Osborne, and their affiliates and members of their immediate family own, control and hold with power to vote more than 25% of GLB Bancorp's common stock. Jerome
T. Osborne is a director and Chairman of the Board of GLB Bancorp. Under the Change in Bank Control Act and Regulation Y adopted by the Board of Governors of the Federal Reserve System, control of a bank holding company is presumed to exist, and Federal Reserve approval may be necessary, if a person owns or seeks to acquire 10% or more of a bank holding company's shares. Approval of the Federal Reserve is also necessary under that Act and Regulation to own, control, or hold with power to vote 25% or more of a bank holding company. For purposes of the Change in Bank Control Act and Regulation Y, a person is presumed to be acting in concert with and to own shares held by members of his immediate family. Regulation Y defines "immediate family" to include a person's parent, grandparents, siblings, children, grandchildren, relations by marriage, and others. By letter dated May 12, 1998, the Federal Reserve Bank of Cleveland approved Jerome T. Osborne's filing under the Change in Bank Control Act and Regulation Y allowing Jerome T. Osborne to retain ownership of up to 21.23% of GLB Bancorp's shares, notwithstanding that his son, Richard M. Osborne, would retain ownership and control of a larger percentage of GLB Bancorp shares.

          The Fund, the Richard Osborne Trust and Mr. Osborne reserve the right to dispose of or acquire additional Shares from time to time. Other than set forth in this Item 4, none of the Fund, the Richard Osborne Trust or Mr. Osborne currently has any plans or proposals concerning corporate affairs or transactions of GLB Bancorp of the type listed in items (a) through (j) of Item 4 of Schedule 13D (except as such transactions and affairs may be considered by Mr. Osborne in his capacity as Vice Chairman and a director of GLB Bancorp).


                                  5 of 9 Pages

CUSIP NO. 361778 10 3


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by GLB Bancorp, there are 2,133,906 Shares outstanding.

         The Richard Osborne Trust beneficially owns 345,996 Shares, or 16.2% of the outstanding Shares. The Fund beneficially owns 44,325 Shares, or approximately 2.1% of the outstanding Shares. Mr. Osborne may beneficially own 27,320 Shares, or approximately 1.3% of the outstanding Shares, 120 of which Shares Mr. Osborne has the right to acquire by exercise of vested options granted under GLB Bancorp's 1998 Stock Option and Incentive Plan (a copy of which is included as Exhibit 10.A to GLB Bancorp's Form SB-2 Registration Statement) and 27,200 of which Mr. Osborne may be deemed to be the beneficial owner of under the Georgeanne S. Osborne Family Memorial Trust. As sole trustee of the Richard Osborne Trust, sole manager of the Fund and one of the trustees of the Georgeanne S. Osborne Family Memorial Trust, Mr. Osborne may be deemed to beneficially own all 417,641 Shares, or approximately 19.6% of the outstanding Shares. Mr. Osborne disclaims beneficial ownership of the 27,200 Shares owned by the Georgeanne S. Osborne Family Memorial Trust.

         (b) Mr. Osborne, as sole trustee of the Richard Osborne Trust and sole manager of the Fund, has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Richard Osborne Trust and the Fund. Mr. Osborne shares voting and dispositive power over the Shares owned by the Georgeanne S. Osborne Family Memorial Trust with the other five trustees of the Memorial Trust.

         (c)      In the past 60 days, the Fund has not acquired any Shares.

         Since the filing of Amendment No. 1, the Richard Osborne Trust acquired 16,000 Shares in a private transaction at a price of $13.00 per share. The purchase occurred on March 1, 2001.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Schedule 13D is hereby amended and supplemented as follows:

         153,846 Shares owned by the Richard Osborne Trust are pledged as security for a $4.5 million Commercial Note, payable on demand, executed by Mr. Osborne in favor of National City Bank ("National City"). The Commercial Note, attached hereto as Exhibit 7.4, bears interest at the prime rate announced by National City from time to time. The pledge of the 153,846 Shares is evidenced by a Security Agreement, attached hereto as Exhibit 7.5.


                                  6 of 9 Pages

CUSIP NO. 361778 10 3


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

         Exhibit 7.4 Commercial Note: Demand Line of Credit, dated August 31, 2000, executed by Richard M. Osborne in favor of National City Bank

         Exhibit 7.5 Security Agreement among Turkey Vulture Fund and National City Bank

         Exhibit 7.6  Joint Filing Agreement



                                  7 of 9 Pages

CUSIP NO. 361778 10 3


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 28, 2001                   TURKEY VULTURE FUND XIII, LTD.


                                        By:   /s/ Richard M. Osborne
                                           ---------------------------------
                                             Richard M. Osborne, Manager


                                        RICHARD M. OSBORNE TRUST


                                        By:   /s/ Richard M. Osborne
                                           ---------------------------------
                                             Richard M. Osborne, Trustee


                                           /s/ Richard M. Osborne
                                           ---------------------------------
                                           Richard M. Osborne, Individually







                                  8 of 9 Pages

CUSIP NO. 361778 10 3


                                  Exhibit Index


         Exhibit 7.4 Commercial Note: Demand Line of Credit, dated August 31, 2000, executed by Richard M. Osborne in favor of National City Bank

         Exhibit 7.5 Security Agreement among Turkey Vulture Fund and National City Bank

         Exhibit 7.6       Joint Filing Agreement







                                  9 of 9 Pages

                                                                     EXHIBIT 7.4

COMMERCIAL NOTE: DEMAND LINE OF CREDIT/PRIME/LIBOR (OHIO)


Amount            City, State          Date
$4,500,000.00     Cleveland, Ohio      8-31-2000


ON DEMAND, FOR VALUE RECEIVED, RICHARD M. OSBORNE ("BORROWER"), a(n) INDIVIDUAL whose mailing address is ROUTE 2 BOX 579 SUMMRLND KEY FL 33042-0000, hereby promises to pay to the order NATIONAL CITY BANK ("BANK"), a national banking association having its banking office at 1900 E 9 ST, CLEVELAND, OHIO 44114-3484, at Bank's banking office (or at such other place as Bank may from time to time designate by written notice) in lawful money of the United States of America, the principal sum of

            FOUR MILLION FIVE HUNDRED THOUSAND AND NO/100THS DOLLARS
            ------------------------------------------------

or such lesser amount as may appear on this Note, or as may be entered in a loan account on Bank's books and records, or both, together with interest, all as provided below. Notwithstanding any provision or inference to the contrary, this Note may be enforced without presentment, protest, or notice of dishonor, all of which are waived by all makers and indorsers of this Note, now or hereafter existing, Any reference to any Contract Period or to any rate of interest or late charge to be applicable after any notice of demand or the commencement of any Proceeding is made solely for the purpose of determining the rate of interest and late charges applicable under this Note, and shall not diminish or impair Bank's right to enforce this Note at any time.

1. NO COMMITMENT. This Note evidences an arrangement whereby, for Borrower's convenience, Borrower may, without having to execute and deliver a separate note each time, obtain such loans (each a "Subject Loan") as Borrower may from time to time request and as Bank in its sole discretion may from time to time be willing to make, subject in any case to the condition that (a) each Subject Loan shall be in an amount that is an integral multiple of FIVE THOUSAND AND NO/100THS dollars ($5,000.00) and (b) the aggregate unpaid principal balance of the Subject Loans shall not at any time exceed the face amount of this Note. NOTWITHSTANDING ANY PROVISION OR INFERENCE TO THE CONTRARY, BANK SHALL HAVE NO OBLIGATION TO EXTEND ANY CREDIT TO OR FOR THE ACCOUNT OF BORROWER BY REASON OF THIS NOTE.

2. DISBURSEMENT. Bank is hereby irrevocably authorized to make an appropriate entry on this Note, in a loan account on Bank's books and records, or both. whenever Borrower obtains a Subject Loan. Each such entry shall be prima facie evidence of the data entered, but the making of such an entry shall not be a condition to Borrower's obligation to pay. Bank is hereby directed, absent notice from Borrower to the contrary, to disburse the proceeds of each Subject Loan to Borrower's general checking account with Bank. Bank shall have no duty to follow, nor any liability for, the application of any proceeds of any Subject Loan.

3. INTEREST. The unpaid principal balance of each Subject Loan shall at all times bear interest at the Contract Rate, provided, that so long as (a) any principal of any Subject Loan remains unpaid after Bank shall have given Borrower notice of demand for any such principal or after the commencement of any Proceeding with respect to Borrower, or (b) any accrued interest on any Subject Loan remains unpaid after the due date of that interest, then, and in each such case, all unpaid principal of this Note and all overdue interest on that principal (but not interest on overdue interest) shall bear interest at a fluctuating rate equal to two percent (2%) per annum above the rate that would otherwise be applicable, but in no case less than two percent (2%) per annum above the Prime Rate: provided further, that in no event shall any principal of or interest on any Subject Loan bear interest at any time after the giving of any such notice or the commencement of any such Proceeding, whichever shall first occur, at a lesser rate than the rate applicable thereto immediately after the giving of that notice or the commencement of that Proceeding, as the case may be. The "Contract Rate" shall at all times be a fluctuating rate equal to ZERO percent (0.00%) per annum plus the Prime Rate, provided, that Borrower shall have the right from time to time to irrevocably elect TWO AND 15/100THS percent (2.15%) per annum plus LIBOR as the Contract Rate applicable during a Contract Period to a Unit in the amount of $500,000.00 (or any greater amount that is an integral multiple of $25,000.00 by specifying the term and amount, respectively, of the Contract Period and Unit in a notice given to Bank orally or in writing not later than 2:00 p.m., Banking-Office Time, of the third (3rd) Eurodollar Banking Day preceding the first day of that Contract Period.

Interest on each Subject Loan shall be payable in arrears on OCTOBER 1, 2000, and on the SAME day of each MONTH thereafter and on demand, except that interest on each LIBOR Unit shall be payable in arrears on the last day of the Contract Period for that Unit, on demand, and in the case of any Contract Period having a term longer than ninety (90) days, shall also be payable every three (3) months after the first day of the Contract Period. The principal comprising each LIBOR Unit shall, at the end of the Contract Period for that Unit, become part of the Prime Rate Unit unless and to the extent that Borrower shall have elected otherwise as hereinbefore provided. Bank shall be entitled to fund and maintain its funding of all or any part of any LIBOR Unit in any manner Bank may from time to time deem advisable, Borrower hereby acknowledging that all determinations relating to LIBOR Units shall be made as if Batik had actually funded and maintained each such Unit by the purchase of deposits in an amount similar to the amount of that Unit, with a maturity similar to the Contract Period for that Unit, and bearing interest at LIBOR with respect to that Unit.

4. INEFFECTIVE ELECTIONS. Notwithstanding any provision or inference to the contrary, Bank shall have the right in its discretion, without notice to Borrower, to deem ineffective Borrower's election of a Contract Rate if (a) on or before the first day of the Contract Period specified in Borrower's notice of that election, Bank shall have given Borrower any notice of demand for payment of this Note or any Proceeding shall have been commenced with respect to Borrower, (b) after giving effect to that election, more than one Contract Rate would be applicable to all or any part of any Unit, (c) after giving effect to that election, the aggregate unpaid principal balance of the Subject Loans would, on the first day of the Contract Period specified in Borrower's notice of that election, be less than the then aggregate amount of all LIBOR Units, or

(d) Bank shall determine that any governmental authority has asserted that it is unlawful for Bank to fund, make, or maintain loans bearing interest based on LIBOR. Moreover, Borrower shall not be entitled to elect a Contract Rate if Bank shall determine that (i) dollar deposits of the appropriate amount and maturity are not available in the market selected by Bank for the purpose of funding the relevant Unit at LIBOR, (ii) circumstances affecting the market selected by Bank for the purpose of funding the relevant Unit make it impracticable for Bank to determine LIBOR, (iii) LIBOR is unlikely to adequately compensate Bank for the cost of making, funding or maintaining the relevant Unit for the Contract Period specified in Borrower's notice of that election, or (iv) any governmental authority has asserted that it is unlawful for Bank to fund, make, or maintain loans bearing interest based on LIBOR. Bank's books and records shall be conclusive (absent manifest error) as to whether Bank shall have deemed any election of a Contract Rate ineffective. Except as hereinbefore provided, there is no limit to the number of Contract Rates that may be applicable to the unpaid principal balance of this Note at any one time.

5. PREMIUM: INEFFECTIVE ELECTIONS; GOVERNMENTAL ACTS. If Bank shall deem ineffective Borrower's election of any Contract Rate, then, and in each such case, that election shall be ineffective and Borrower shall pay to Bank, on Bank's demand, a premium based on the amount of the Unit specified in Borrower's notice of that election and computed for the Contract Period specified in that notice at a rate per annum equal to the excess, if any, of the Contract Rate so elected over the Reinvestment Rate. If Bank shall determine that any governmental authority has asserted that it is unlawful for Bank to fund, make, or maintain loans bearing interest based on LIBOR, then, and in each such case, notwithstanding any provision or inference to the contrary, the principal comprising each then outstanding LIBOR Unit shall, upon Bank's giving Borrower notice of that determination, be added to and become part of the Prime Rate Unit, and Borrower shall concurrently with the addition of that principal to the Prime Rate Unit, pay to Bank (a) the accrued interest on the principal so added and (b) a premium based on the amount of the principal so added and computed for the remainder of the Contract Period therefor, at a rate equal to the excess, if any, of the Contract Rate theretofore applicable over the Reinvestment Rate.

6. PREMIUM: PAYMENT PRIOR TO END OF CONTRACT PERIOD. If any LIBOR Unit is paid in whole or in part before the last day of the Contract Period for that Unit, then, and in each such case, Borrower shall, concurrently with the payment, pay to Bank (a) the accrued interest on the principal being so paid and (b) a premium based on the principal amount paid and computed for the period from the date of payment to the last day of the Contract Period for that Unit at a rate per annum equal to the excess, if any, of the Contract Rate theretofore applicable over the Reinvestment Rate, provided, that no such premium shall be payable under this clause (b) in respect of that Unit if Bank shall have given Borrower a written notice of demand for payment of this Note after the first day of that Contract Period for that Unit but before the date of the payment.

7. DEFINITIONS. As used in this Note, except where the context clearly requires otherwise, "AFFILIATE" means, when used with reference to any Person (the "subject"), a Person that is in control of, under the control of, or under common control with, the subject, the term "control" meaning the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract, or otherwise "BANK DEBT" means, collectively, all Debt to Bank, whether incurred directly to Bank or, acquired by it by purchase, pledge, or otherwise, and whether participated to or from Bank in whole or in part; "BANKING DAY" means any day (other than any Saturday, Sunday or legal holiday) on which Bank's banking office is open to the public for carrying on substantially all of its banking functions; "BANKING-OFFICE TIME" means, when used with reference to any time, that time determined at the location of Bank's banking office, "CONTRACT PERIOD" means, relative to a Unit, a period selected by Borrower, provided, that each Contract Period shall commence on a Eurodollar Banking Day and end one (1) month, two (2) months, or three (3) months thereafter, or, subject in each case to Bank's assent thereto, four (4) months or six (6) months thereafter, provided; that (a) if any Contract Period otherwise would end on a day that is not a Eurodollar Banking Day, it shall end instead on the next following Eurodollar Banking Day unless that day falls in another calendar month, in which latter case the Contract Period shall end instead on the next preceding Eurodollar Banking Day and (b) if any Contact Period commences on a day for which there is no numerical equivalent in the calendar month in which that Contract Period is to end, it shall end on the last Eurodollar Banking Day of that calendar month; "DEBT" means, collectively, all obligations of the Person or Persons in question, including, without limitation, every such obligation whether owing by one such Person alone or with one or more other Persons in a joint, several, or joint and several capacity, whether now owing or hereafter arising, whether owing absolutely or contingently, whether created by lease, loan, overdraft, guaranty of payment, or other contract, or by quasi-contract, torts, statute, other operation of law, or otherwise, "EURODOLLAR BANK DAY" means any Banking Day on which banks in the London Interbank Market deal in United States dollar deposits and on which banking institutions are generally open for domestic and international business at the place where Bank's banking office is located and in New York City, "LIBOR" means, with respect to a Unit, the rate per annum (rounded upwards, if necessary, to the next higher 1/16 of 1%) determined by Bank by dividing (a) the rate per annum determined by Bank to equal the average rate per annum at which deposits (denominated in United States dollars) in an amount similar to that unit and with a maturity similar to the Contract Period for that Unit are offered to Bank at 11:00 A.M. London time (or as soon thereafter as practicable), two (2) Eurodollar Banking Days prior to the first of that Contract Period by banking institutions in any Eurodollar market selected by Bank by (the difference of one (1) less the Reserve Percentage; "LIBOR UNIT" means a Unit for which the Contract Rate is based on LIBOR; "NOTE" means this promissory note (including, without limitation, each addendum, allonge, or amendment, if any, hereto); "OBLIGOR" means any Person who, or any of whose property shall at the time in question be obligated in respect of all or any part of the Bank Debt of Borrower and (in addition to Borrower) includes, without limitation, co-makers, indorser's guarantors, pledgors, hypothesors, mortgagors, and any other Person who agrees, conditionally or otherwise, to make any loan to, purchase from, or investment in, any other obligor or otherwise assure such other obligor's creditor's, or any of them against loss; "PERSON" means an individual or entity of any kind, including, without limitation any association, company, cooperative, corporation, partnership, trust, governmental body, or any other form of kind of entity; "PRIME RATE" means the fluctuating rate per annum which is publicly announced from time to time by Bank as being its so-called "prime rate" or "base rate" thereafter in effect, with each change in the Prime Rate automatically, immediately, and without notice changing the Prime Rate thereafter applicable hereunder, it being acknowledged that the Prime Rate is not necessarily the lowest rate of interest then available from Bank on fluctuating-rate loans; "PRIME RATE UNIT" means, at any time, the then aggregate unpaid principal balance of the Subject Loans for which the Contract Rate is based on the Prime Rate; "PROCEEDING" means any assignment for the benefit of creditors, any case in bankruptcy, any marshalling of any Obligor's assets for the benefit of creditors, any moratorium on the payment of debts, or any proceeding under any law relating to conservatorship, insolvency, liquidation, receivership, trusteeship, or any similar event, condition, or other thing; "REINVESTMENT RATE" means, when used with respect to any period, a per annum rate at interest equal to the "bond equivalent yield" for the most actively traded issues of U.S. Treasury Bills, U.S. Treasury Notes, or U.S. Treasury Bonds for a term similar to the period in question; "RELATED WRITING" means this Note and any indenture, note, guaranty, assignment, mortgage, security agreement, subordination agreement, notice, financial statement, legal opinion, certificate, or other writing of any kind pursuant to which all or any part of the Bank Debt of Borrower is issued, which evidences or secures all or any part of the Bank Debt of Borrower, which governs the relative rights and priorities of Bank and one or more other Persons is payments trade by, or the property of, any Obligor, which is delivered to Bank pursuant to another such writing, or which is otherwise delivered to Bank by or on behalf of any Person (or any employee, officer, auditor, counsel, or agent of any Person) in respect of or in connection with all or any part of the Bank Debt of Borrower; "RESERVE PERCENTAGE" means the percentage (expressed as a decimal) which Bank determines to be the maximum (but in any case less than 1.00) reserve requirement (including, without limitation, any emergency, marginal, special, or supplemental reserve requirement) proscibed for so-called "Eurocurrency liabilities" (or any other category of liabilities that include deposits by reference to which the interest rate applicable to LIBOR Unit is determined) under Regulation D (as amended from time to time) of the Board of Governors of the Federal Reserve System or under any successor regulation which Bank determines to be applicable, with each change in such maximum reserve requirement automatically, immediately, and without notice changing the interest rate thereafter applicable to each LIBOR Unit, it being agreed that LIBOR Units shall be deemed Eurocurrency liabilities subject to such reserve requirements without the benefit of any credit for proration, exceptions, or offsets; "UNIT" means the aggregate unpaid principal balance of this Note or any part of that balance; and the foregoing definitions shall be applicable to the respective plurals of the foregoing defined items.

8. LATE CHARGES. If any principal of any Subject Loan is not paid within ten
(10) days after Bank shall have given Borrower notice of demand therefor or within ten (10) days after the commencement of any Proceeding with respect to Borrower, or if any interest on this Note is not paid within (10) days after the due date of that interest, then and in each such case, Bank shall have the right to assess a late charge, payable by Borrower on demand, in an amount equal to the greater of twenty dollars ($20.00) or five percent (5%) of the amount not timely paid.

9. NO SET-OFF PERIOD. Borrower hereby waives any and all now existing or hereafter arising rights to recoup or offset any obligation of Borrower under or in connection with this Note or any Related Writing against any claim or right of Borrower against Bank.

10. INDEMNITY: GOVERNMENTAL COSTS. If (a) there shall be enacted any law (including, without limitation, any change in any law or in its interpretation or administration and any request by any governmental authority) relating to any interest rate or any assessment, reserve, or special deposit requirement (except if and to the extent utilized in computations of the Reserve Percentage) against assets held by, deposits in, or loans by Bank or to any tax (other than any tax on Bank's overall net income) and (b) in Bank's sole opinion any such event increases the cost of funding or maintaining any LIBOR Unit or reduces the amount of any payment to be made to Bank in respect thereof, then, and in each such case, upon Bank's demand, Borrower shall pay Bank an amount equal to each such cost increase or reduced payment, as the case may be. In determining any such amount, Bank may use reasonable averaging and attribution methods. Each determination by Bank shall be conclusive absent manifest error.

11. INDEMNITY; ADMINISTRATION AND ENFORCEMENT. Borrower will reimburse Bank, on Bank's demand from time to time, for any and all fees, costs and expenses (including, without limitation, the fees, and disbursements of legal counsel) incurred by Bank in administering this Note or in protecting, enforcing, or attempting to protect or enforce its rights under this Note. If any amount (other than any principal of any Subject Loan and any interest and late charges) owing under this Note is not paid when due, then, and in such case, Borrower shall pay, on Bank's demand, interest on that amount from the due date thereof until paid in full at a fluctuating rate equal to four percent (4% ) per annum plus the Prime Rate.

12. WAIVERS: REMEDIES; APPLICATION OF PAYMENTS. Bank may from time to time in its discretion grant waivers and consents in respect of the Note of any other Related Writing or ascent to amendments thereof, but no such waiver, consent, or amendment shall be binding upon Bank unless set forth in a writing (which writing shall be narrowly construed) signed by Bank. No course of dealing in respect of, nor any omission or delay in the exercise of, any right, power, of privilege by Bank shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further or other exercise thereof or of any other, as each such right, power, or privilege may be exercised either independently or concurrently with others and as often and in such order as Bank may deem expedient. Without limiting the generality of the foregoing, neither Bank's, acceptance of one or more late payments or charges not Bank's acceptance of interestor overdue amounts at the respective rates applicable thereto shall constitute a waiver of any right of Bank. Each right, power, or privilege specified or referred to in this Note is in addition to and not in limitation of any other rights, powers, and privileges that Bank may otherwise have or acquire by operation of law, by other contract, or otherwise. Bank shall be entitled to equitable remedies with respect to each breach or anticipatory repudiation of any provision of this Note, and Borrower hereby waives any defense which might be asserted to bar any such equitable remedy. Bank shall have the right to apply payments in respect of the indebtedness evidenced by this Note with such allocation in the respective parts thereof and the respective due dates thereof as Bank in it sole discretion may from time to time deem advisable.

13. OTHER PROVISIONS. The provisions of this Note shall bind Borrower and Borrower's successors and assigns and benefit Bank and its successors and assigns, including each subsequent holder, if any, of this Note. Except for Borrower and Bank and their respective successors and assigns, there are no intended beneficiaries of this Note, any Subject Loan, or the arrangement evidenced by this Note. The provisions of sections 8 through 17, both inclusive, shall survive the payment in full of the principal of and interest on this Note. The captions to the sections and subsections of this Note are inserted for convenience only and shall be ignored in interpreting the provisions thereof. If any provision in this Note shall be or become illegal or unenforceable in any case, then that provision shall be deemed modified in that case so as to be legal and enforceable to the maximum extent permitted by law while most nearly preserving its original intent, and in any case the illegality or unenforceability of that provision shall affect neither that provision in any other case nor any other provision. All fees, interest and premiums or any given period shall accrue on the first day thereof but not on the last day thereof (unless the last day is the first day) and in each case shall be computed on the basis of a 360-day year and the actual number of days in the period. In no event shall interest accrue at a higher rate than the maximum rate, if any, permitted by law. Bank shall have the right to furnish to its Affiliates, and to such other Persons as Bank shall deem advisable for the conduct of its business, information concerning the business, financial condition, and property of Borrower, the amount of the Bank Debt of Borrower and the terms, conditions, and other provisions applicable to the respective parts thereof. This Note shall be governed by the law (excluding conflict of laws rules) of the jurisdiction in which Bank's banking office is located.

14. INTEGRATION. This Note, and, to the extent consistent with this Note, the other Related Writings, set forth the entire agreement of Borrower and Bank as to the subject matter of this Note, and may be contradicted by evidence of any agreement or statement unless made in a writing (which writing shall be narrowly construed) signed by Bank contemporaneously with or after the execution and delivery of this Note. Without limiting the generally of the foregoing, Borrower hereby acknowledges that Bank has not based, conditioned, or offered to base or condition the credit hereby evidenced or any charges, fees, interest, rates, or premiums applicable thereto upon Borrower's agreement to obtain any other credit, property, or service other than any loan, discount, deposit or trust from Bank.

15. NOTICES AND OTHER COMMUNICATIONS. Each notice. demand, or other communication, whether or not received, shall be deemed to have been given to Borrower whenever Bank shall have mailed a writing to that effect by certified or registered mail to Borrower at Borrower's mailing address (or any other address of which Borrower shall have given Bank notice after the execution and delivery of this Note); however, no other method of giving actual notice to Borrower is hereby precluded. Borrower hereby irrevocably accepts Borrower's appointment as each Obligor's agent for the purpose of receiving any notice, demand, or other communication to be given by Bank to each such Obligor pursuant to any Related Writing. Bank shall be entitled to assume that any knowledge possessed by any Obligor other than Borrower is possessed by Borrower, Each communication to be given to Bank shall be in writing unless this Note expressly permits that cornmunication to be made orally, and in any case shall be given to Bank's NORTH COAST MIDDLE MARKET at Bank's banking office (or any other address of which Bank shall have given notice to Borrower after the execution and delivery this Note). Borrower hereby assumes all risk arising out of or in connection with each oral communication given by Borrower and each communication given or attempted by Borrower in contravention of this section. Bank shall be entitled to rely on each communication believed in good faith by Bank to be genuine.

16. WARRANT OF ATTORNEY. Borrower hereby authorizes any attorney at law at any time or times to appear in any state or federal court of record in the United States of America after all or any part of the obligations evidenced by this Note shall have become due, whether by lapse of time or otherwise, and in each case to waive the issuance and service of process, to present to the court this Note and any other writing (if any) evidencing the obligation or obligations in question, to admit the due date thereof and the nonpayment thereof when due, to confess judgment against Borrower in favor of Bank for the full amount then appearing due, together with interest and costs of suit, and thereupon to release all errors and waive all rights of appeal and any stay of execution. The foregoing warrant of attorney shall survive any judgment, it being understood that should any judgment against Borrower be vacated for any reason, Batik may nevertheless utilize the foregoing warrant of attorney in thereafter obtaining one or more additional judgments against Borrower.

17. JURISDICTION AND VENUE; WAIVER OF JURY TRIAL. Any action, claim, counterclaim, crossclaim, proceeding, or suit, whether at law or in equity, whether sounding in tort, contract, or otherwise at any time arising under or in connection with this Note or any other Related Writing, the administration, enforcement, or negotiation of this Note or any other Related Writing, or the performance of any obligation in respect of this Note or any other Related Writing (each such action, claim, counterclaim, crossclaim, proceeding, or suit, an "ACTION") may be brought in any federal or state court located in the city in which Bank's banking office is located. Borrower hereby unconditionally submits to the jurisdiction of any such court with respect to each such Action and hereby waives any objection Borrower may now or hereafter have to the venue of any such Action brought in any such court. Borrower HEREBY, AND EACH HOLDER OF THIS Note, BY TAKING POSSESSION THEREOF, KNOWINGLY AND VOLUNTARILY WAIVES JURY TRIAL IN RESPECT OF ANY Action.


Borrower: Richard M. Osborne
By: /s/ Richard M. Osborne
Printed Name: RICHARD M OSBORNE
Title: INDIVIDUAL

WARNING -- BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

                                                                     EXHIBIT 7.5

                               Security Agreement
            (All Assets in a Custodial, Brokerage or Agency Account)
                               Third Party Grantor

This Agreement is executed and delivered at Mentor, Ohio as of December 26, 2000 by TURKEY VULTURE FUND XIII, LTD. ("Grantor"), whose mailing address is 8500 Station Street, Suite 113, Mentor, Ohio 44060, to NATIONAL CITY BANK ("Bank"), a national banking association having a banking office at 1900 East Ninth Street, Cleveland, Ohio 44114, Attention: Northmost Middle Market Division, Locator No. 01-2083.

                                   WITNESSETH:

A. Grantor maintains with NATCITY INVESTMENTS, INC. ("Custodian") a securities account identified by Custodian as account no. 8424-6645 (the "SUBJECT ACCOUNT").

B. Grantor desires to grant Bank a security interest in, among other things, the Subject Account and all cash, securities, and other financial assets or investment property now or hereafter in the Subject Account;

     NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and adequacy of which Grantor hereby acknowledges, Grantor, intending to be legally bound, hereby agrees as follows:

1. GRANT OF INTEREST. In order to induce Bank to extend or have outstanding such credit to or for the account of RICHARD M. OSBORNE ("BORROWER"), an individual, as Borrower may from time to time request and as Bank in its sole discretion may from time to time be willing to extend or have outstanding, and in order to induce Bank to take security interests in or purchase such obligations of Borrower as Borrower may from time to time request and as Bank in its sole discretion may from time to time be willing to take or purchase (each such credit extension, if any, and each such taking or purchase, if any, to be in such form and upon such terms, subject to such conditions and in accordance with such other provisions as Bank in its sole discretion shall deem advisable), and in consideration thereof and for other valuable considerations, and to secure the prompt payment in full of the Subject Debt as and when the respective parts thereof become due, whether by lapse of time, by acceleration of maturity, or otherwise, Grantor hereby grants Bank a security interest in the Collateral. As to Collateral not now in existence or in which Grantor does not presently have any rights, Bank's security interest shall automatically attach thereto immediately when the same comes into existence and Grantor acquires any rights therein, in each case without the making or doing of any further or other act or thing. "COLLATERAL" means, collectively, (a) the Subject Account, (b) all cash, money market funds and other similar properly at any time and from time to time maintained in the Subject Account, (c) all securities, other financial assets and all security entitlements or investment property now or hereafter maintained in the Subject Account, including but not limited to those items described in EXHIBIT A (the

"SUPPLEMENTAL SCHEDULE") to this Agreement, (d) all Distributions now or hereafter existing or in which Grantor now or hereafter has any right, title or interest, (e) all Account Rights now or hereafter existing or in which Grantor now or hereafter has any right, title or interest and (f) all proceeds of all or any part of the property hereinbefore described.

         1.1 CONTROL. Except as specifically provided hereby, Bank shall have complete control over the Subject Account. Custodian is hereby irrevocably authorized, and Custodian shall at all times be entitled, to honor each and every entitlement order, trade, request, demand or direction by Bank in respect of the Subject Account and the other Collateral without further consent from or notice or liability of any kind to Grantor.

         1.2 TRADING AND SUBSTITUTION; ACCOUNT RIGHTS. Except to the extent, if any, provided on EXHIBIT B, Bank shall have the exclusive right to exercise the Account Rights and make entitlement orders and sell, buy, exchange or transfer securities, security entitlements and other financial assets and investment property in the Subject Account or any portion thereof or interests therein in one or more parcels at any time or from time to time for cash or credit or for future delivery.

         1.3 WITHDRAWALS. Except to the extent, if any, provided on EXHIBIT B,
(a) Grantor will not accept a Distribution or other withdrawal of any cash, securities, security entitlements or other financial assets or investment property contained in the Subject Account and Grantor will not demand or accept any other Collateral of any nature whatsoever by setoff or otherwise unless Grantor obtains Bank's prior written consent and (b) Grantor grants to Bank the sole right to obtain withdrawals of all or part of the funds contained in the Subject Account and to apply such withdrawn funds to the payment of the Subject Debt at any time upon certification by Bank to Custodian of the existence of a Default. Custodian shall have no obligation to investigate or make any determination as to whether a Default actually exists and Custodian shall have no liability to Grantor for acting upon Bank's certification. Grantor hereby instructs and directs Custodian not to release or permit any withdrawals of any or all of the cash, securities, security entitlements or other financial assets or investment property in the Subject Account (except as provided in EXHIBIT B) without Bank's prior written consent and to pay Bank any and all proceeds of the Subject Account upon presentment of withdrawal forms properly executed by Bank.

         1.4 RECEIPT OF COLLATERAL. If for any reason Grantor shall at any time obtain possession of any Collateral, whether by reason of a Distribution made directly to Grantor or otherwise, Grantor shall in each case receive the same in trust for the benefit of Bank and immediately deposit the same either (a) in the Subject Account or (b) with Bank together with such transfer powers, endorsements, assignments and other documents (duly executed in blank to facilitate the transfer) that Bank may request.

2. DEFINITIONS; UCC CROSS REFERENCE. As used in this Agreement, except where the context clearly requires otherwise, "ACCOUNT RIGHT" means any now or hereafter existing right or privilege relating to the Subject Account or the securities therein, including, without limitation any voting rights, rights of conversion, exchange, subscription or other rights, privileges or options in respect of the securities in the Account or any of them, the right to demand or sue for (but not to directly collect or receive) Distributions, any right to receive disclosures, proxy statements, account statements, reports or other information, and any right to direct Custodian to take or refrain from taking any action but specifically excluding any right to collect or receive Distributions; "AGREEMENT" means this Security Agreement (including, without limitation, each amendment, if any, hereto); "BANK DEBT" means, collectively, all Debt to Bank, whether incurred directly to Bank or acquired by it by purchase, pledge, or otherwise, and whether participated to or from Bank in whole or in part; "COLLATERAL" shall have the meaning ascribed to that term in section 1 of this Agreement; "CUSTODIAL AGREEMENT" means the custodial, customer or other similar agreement dated as of September 29, 2000 by and between Grantor and Custodian, setting forth the terms and conditions of the Subject Account, and each amendment, if any, thereto; "CUSTODIAN" is defined in Recital A of this Agreement and includes, without limitation, each subsequent custodian or securities intermediary, if any, of the Collateral or any part thereof; "DEBT" means, collectively, all obligations of the Person or Persons in question, whether now owing or hereafter arising, whether owing absolutely or contingently, and howsoever created; "DEFAULT" means (a) nonpayment of the Subject Debt or any part thereof when due or (b) the occurrence or existence of any event, condition, or other thing (other than any event, condition, or other thing which would constitute a "Default" pursuant to the next preceding clause
(a)) which gives (or which with the lapse of any applicable grace period, the giving of notice, or both would give) Bank the right to accelerate or which automatically accelerates the maturity of any of the Subject Debt; "Distribution" means any payment now or hereafter made or owing or any property now or hereafter given or to be given by or on behalf of the issuer of any security (whether interest or dividends, whether from current earnings or the sale or other disposition of assets, whether for the purchase, acquisition, redemption, or retirement of any security or as a return of capital, or otherwise, whether regular, special, liquidating, or otherwise and whether in cash or in kind), and all claims and rights in respect of all or any part thereof; "PERSON" means an individual or entity of any kind, including, without limitation, any association, company, cooperative, corporation, partnership, trust, governmental body, or any other form or kind of entity; "SUBJECT ACCOUNT" is defined in Recital A of this Agreement; "SUBJECT DEBT OF BORROWER" means, collectively, (a) all Bank Debt created or incurred by Borrower prior to the Termination of Future Exposure, (b) all Bank Debt created or incurred by Borrower (even if any Default then exists or would thereupon occur) pursuant to a commitment, provided, that Bank shall have made the commitment prior to the Termination of Future Exposure, and (c) each renewal, extension, or refinancing, if any, of any or all of the Bank Debt referred to in (a) and (b), both inclusive, in whole or in part even if the renewal, extension, or refinancing is effected after the Termination of Future Exposure or during the existence of any Default, "SUBJECT DEBT OF GRANTOR" means, collectively, all Bank Debt created or incurred by Grantor; "SUBJECT DEBT" means, collectively, all Subject Debt of Borrower and all Subject Debt of Grantor; "SUPPLEMENTAL SCHEDULE" shall have the meaning ascribed to that term in section 1 of this Agreement; "TERMINATION OF FUTURE EXPOSURE" means the giving of written notice by Grantor (or Grantor's legal representative or successor in interest) to Bank either that Grantor desires to terminate this Agreement as to any of the Bank Debt of Borrower (other than Subject Debt) incurred after the giving of any such notice or that Grantor has been dissolved, has become legally incapacitated, has died, has made an assignment for the benefit of creditors, or is the subject of any bankruptcy, insolvency or similar proceeding; "UCC" means the Uniform Commercial Code, as adopted in the jurisdiction in which Bank's banking office is located; and the foregoing definitions shall be applicable to the respective plurals of the foregoing defined terms. To the extent any terms used but not defined herein are defined in the UCC, such terms shall have the meaning ascribed to them in the UCC for purposes of this Agreement.

3. REPRESENTATIONS AND WARRANTIES; COVENANTS. Grantor represents, warrants and covenants to Bank as follows:

         3.1 ENFORCEABILITY; NO CONFLICTS. This Agreement is valid and enforceable against Grantor in accordance with its terms. The execution and delivery of this Agreement, and the performance of its terms, will not violate or constitute a default under the terms of any agreement, indenture or other instrument, license, judgment, decree, order, law, statute, ordinance or other governmental rule or regulation applicable to Grantor or any of Grantor's property.

         3.2 OWNERSHIP; MARGIN BALANCE. Grantor owns all of the Collateral absolutely free from any assignment, attachment, security interest, or other lien, and free from any other claim, right, or interest of any kind, except for any in favor of or consented to by Bank. No assignment, financing statement, or other writing (except any evidencing any lien or interest expressly permitted by this Agreement) describing the Collateral or any part thereof is presently on file in any public office. The Supplemental Schedule does not reflect any securities, security entitlements or other financial assets or investment property which are registered in the name of Grantor, payable to Grantor's order or specifically endorsed to Grantor, unless the same have been endorsed and delivered to Custodian or Bank or in blank. There is no margin or other debt balance in regard to the Subject Account except as specifically identified on the Supplemental Schedule.

         3.3 DILIGENCE. Grantor has and will at all times (a) maintain independent means of obtaining directly from Borrower information concerning (i) the business, financial condition, and property of Borrower and (ii) the amount of the Bank Debt of Borrower and the terms, conditions, and other provisions applicable to the respective parts thereof and (b) continue, independently and without reliance on any representation, warranty, or other statement of Bank, its employees, or agents, to (i) verify the accuracy and completeness of that information and evaluate Borrower's prospects on the basis thereof and (ii) decide whether or not to cause the Termination of Future Exposure to occur.

         3.4 CUSTODIAN; SUBJECT ACCOUNT. The Supplemental Schedule completely and accurately reflects the current holdings of cash, securities, security entitlements and other financial assets and investment property in the Subject Account. Grantor shall cause the Custodian to execute and deliver to Bank (in form and substance acceptable to Bank) either (a) a unilateral confirmation or
(b) an agreement with Bank and Grantor, in either case wherein the Custodian shall agree that it has recorded Bank's interest in the Subject Account and other Collateral on all appropriate records and that it will not violate the terms hereof in respect to trading and withdrawals.

         3.5 FURTHER ASSURANCE. Grantor will, at Grantor's expense, make and do all such acts and things (including, without limitation, the delivery to Bank of any chattel paper, document, instrument, or other writing of any kind the possession of which perfects a security interest therein) as Bank may from time to time require for the better evidencing, perfection, protection, continuance, or validation of, or realization of the benefits of, the security interest granted hereby.

         3.6 STATEMENTS AND RECORDS. Upon the request of Bank, Grantor shall provide Bank with copies of all statements, confirmations and other correspondence or records concerning the Subject Account or the cash, securities, security entitlements and other financial assets and investment property therein received by or otherwise maintained by Grantor.

         3.7 ENCUMBRANCES. Grantor will not, without in each case obtaining Bank's prior consent, suffer or permit any Collateral (a) to be or become subject to any assignment, attachment, security interest, or other lien, or any other claim, right, or interest of any kind, except for any in favor of or consented to by Bank or in favor of Custodian in respect of only its customary fees and commissions pursuant to the Custodial Agreement or (b) to be described in any mortgage, financing statement, or other writing, except any evidencing any lien or interest expressly permitted by this Agreement.

         3.8 CUSTODIAL AGREEMENT. Grantor will not suffer or permit any amendment or waiver in respect of the Custodial Agreement without in each case obtaining Bank's prior written consent.

         3.9 PAYMENT OF TAXES. Grantor will pay directly to the appropriate taxing authority any and all taxes (including without limitation, transfer taxes resulting from the exercise by Bank of its rights under this Agreement) relating to the Collateral and this Agreement in each case when and as the same become due, and will, upon each request of Bank, furnish Bank with written evidence, satisfactory to Bank, of each such payment.

         3.10 NO MARGIN TRADES, SHORT SALES, OPTIONS OR COMMODITIES TRADES. Grantor will not, without the prior written consent of Bank, (a) execute purchase orders in excess of any cash balance or money market mutual funds held in the Subject Account or otherwise allow a margin balance to exist in respect of the Subject Account except any currently existing margin balance disclosed on the Supplemental Schedule pursuant to subsection 3.2, (b) execute sell orders on securities, security entitlements or other financial assets or investment property not held in the Subject Account, or (c) trade in investments such as options and commodities contracts.

         3.11 ADDITIONAL COLLATERAL. Grantor hereby agrees to at all times maintain a market value for the Subject Account of at least $6,000,000.00 (the "Minimum Amount"). If the market value of the Subject Account falls below the Minimum Amount, Grantor will, forthwith upon each request of Bank, either (a) transfer or deposit additional cash, securities, security entitlements or other financial assets or investment property into the Subject Account to eliminate such deficit or (b) furnish to Bank additional collateral of such type, in such form, and having such value as shall be satisfactory to Bank.

4. RIGHTS AND DUTIES. Bank shall have all of the rights of secured party under the law of the jurisdiction in which Bank's banking office is located and, in addition, the following rights.

         4.1 TRANSFER OF RECORD. Bank shall have the right (but not the duty), at any time and from time to time, to transfer or register or direct the Custodian to transfer or register in Bank's name or in the name of Bank's nominee all or any part of the Collateral and/or the Subject Account itself.

         4.2 PAYMENT OF TAXES. If Grantor fails to pay directly to the appropriate federal, state or local taxing authority any and all taxes relating to the Collateral and this Agreement in each case when and as the same become due as required by subsection 3.9 of this Agreement, Bank may, at its sole option, pay or discharge the same, although Bank shall have no obligation to do so. Any payments made by Bank under this subsection shall become part of the Subject Debt secured by the Collateral, and be immediately due and payable by Grantor to Bank.

5. EFFECTS OF DEFAULT. If any Default shall occur or commence to exist, then, and in each such case, Bank shall have, in addition to, and not in limitation of, any other rights of Bank, the following rights:

         5.1 ENFORCEMENT OF RIGHTS. Bank shall have the right in its sole discretion to enforce or attempt to enforce rights in respect of the Collateral by suit or otherwise, but Bank shall have no duty to institute any suit or to take any other action to realize on the Collateral (or any security therefor) or, having started any suit or attempt, to thereafter continue the same. In each case Bank may proceed with legal counsel of Bank's choosing. Bank may grant such waivers and consents to, and enter into such compromises with, Persons liable thereon, release any security for or any Person liable thereon, and grant such Persons such other indulgences as Bank in good faith may from time to time deem advisable.

         5.2 DISPOSITION. Bank shall have the right to sell or otherwise dispose of the Collateral or any part thereof or any interest therein at any time or from time to time. Bank shall give Grantor not less than ten (10) days' prior notice of either the date after which any intended private sale is to be made or the time and place of any intended public sale, except that Bank need give no such notice in the case of Collateral which Bank in good faith determines to be declining speedily in value or which is customarily sold on a recognized market. Grantor waives advertisement of any such sale and (except only to the extent notice is specifically required by the next preceding sentence) waives notice of any kind in respect of such sale. At any public sale Bank may purchase the Collateral or any part thereof free from any right of redemption, which right Grantor hereby waives. Grantor shall be liable for any deficiency on the Subject Debt of Grantor, but not on the Subject Debt of Borrower unless otherwise agreed.

         5.3 RIGHTS UNDER THE UCC. Bank shall have all other rights and remedies of a secured party under the UCC.

6. UNCONDITIONAL AND CONTINUING SECURITY INTEREST; TERMINATION; PAYMENT IN FULL. Grantor's obligations under this Agreement and the granting of a security interest to Bank pursuant to this Agreement are unconditional and effective immediately, and those obligations and the security interest so granted shall continue in full effect until the Subject Debt (including, but not limited to, all additional costs and expenses for which Grantor is responsible as provided herein) shall have been paid in full and satisfied and until each financing statement describing the Collateral and naming Bank (or its successor or assigns, if any) as secured party shall have been terminated as to all of the Collateral or Bank otherwise agrees in writing to release in full the security interest granted hereby, regardless of the lapse of time, regardless of the fact that there may be a time or times when no Subject Debt is outstanding, regardless of any act, omission, or course of dealing whatever on Bank's part, and regardless of any other event, condition, or thing. Without limiting the generality of the foregoing, neither the amount of the Subject Debt for purposes of this Agreement, nor Grantor's obligations under this Agreement, nor the security interest granted pursuant to this Agreement shall be diminished, impaired, or reduced by:

         (a) Bank's granting Borrower, any guarantor or other obligor in regard to the Subject Debt any credit, whether or not liability therefor constitutes Subject Debt, or any failure or refusal of Bank to grant any credit to any obligor even if Bank thereby breaches any duty or commitment to Borrower or any other Person,

         (b) the application by Bank of credits, payments, or proceeds to any portion of the Bank Debt of Borrower that is not Subject Debt,

         (c) any extension, renewal, or refinancing of the Bank Debt of Borrower in whole or in part,

         (d) any amendment, restatement, or other modification of any kind in, to, or of any related writing hereto, or any consent or other indulgence granted to any obligor, or any waiver of any Default,

         (e) any acceptance of security for or any other obligor on the Bank Debt of Borrower or any part thereof, or any release of any security or other obligor, whether or not Bank receives consideration for the release,

         (f) any discharge of the Bank Debt of Borrower in whole or in part under any bankruptcy or insolvency law or otherwise,

         (g) Bank's failure to make any presentment or demand for payment, to assert or perfect any claim, demand, or interest, or to enforce any right or remedy, or any delay or neglect by Bank in respect of the Bank Debt of Borrower or any part thereof or any security therefor,

         (h) any failure to give Grantor notice of (i) the making of any loan or other credit extension or the terms, conditions, and other provisions applicable thereto, (ii) any dishonor by Borrower or any other obligor, (iii) the inaccuracy or incompleteness of any representation, warranty, or other statement made by any obligor, or (iv) any other event, condition, or thing, or
         (i) any defense that may now or hereafter be available to any obligor, whether based on suretyship, impairment of collateral, accord and satisfaction, breach of warranty, breach of contract, failure of consideration, tort, lack of capacity, usury, or otherwise, or any illegality, invalidity, or unenforceability of the Bank Debt of Borrower and Grantor or any part thereof or of any related writing hereto.

Upon the payment in full and satisfaction of the Subject Debt (including the termination of any related commitment on the part of Bank to lend) and the satisfaction of all additional costs and expenses of Grantor as provided herein, this Agreement shall terminate and Bank shall, at the Grantor's expense, (a) release to Grantor the Subject Account and such of the Collateral as shall not have been sold or otherwise applied pursuant to this Agreement and (b) take such steps as Grantor shall reasonably request to vest full ownership and control of the Subject Account in Grantor, including, but not limited to, transferring all of the cash, securities, security entitlements and other financial assets and investment property in the Subject Account to another account in the name of Grantor or Grantor's designee. Payment in full and satisfaction of the Subject Debt shall be deemed not to have occurred unless and until (a) the Termination of Future Exposure shall have occurred, (b) all commitments made to Borrower prior to the Termination of Future Exposure shall have ceased to exist, and (c) all of the Subject Debt shall have been paid to Bank in collected funds that are not subject to recovery by any trustee in bankruptcy or any other Person. If any funds applied to the Subject Debt are recovered from Bank by any trustee in bankruptcy or any other Person, or are discovered not to have been "collected" and collection thereof is denied to Bank, then, and in each such case, Bank shall have the right to reverse any such application to the extent the funds are recovered from or not collected by Bank.

7. BANK'S DUTIES LIMITED. Grantor agrees that Bank shall have no duty to (a) collect or protect Collateral or any income or proceeds therefrom, (b) preserve rights against prior parties or third parties or otherwise exercise any Account Rights or, having done so any one or more times, to thereafter to continue doing so, (c) sell or otherwise realize upon the Collateral, (d) take any action in connection with any conversion, call, redemption or retirement, (e) ascertain whether any dividend or other Distribution is completed properly for the correct amount or (f) exercise or preserve any option, warrant, or other right pertaining to the Collateral beyond maintaining, subject to Bank's rights hereunder, the safe custody of any Collateral in Bank's possession. Bank shall have no liability for its delivery of any property to any Person or Persons who Bank determines in good faith to be entitled to the same. Bank's liability to Grantor shall be limited to actual damages which are the direct result of Bank's willful misconduct or gross negligence.

8. NO SETOFF; RIGHTS AGAINST OTHER OBLIGORS. Grantor hereby (a) waives all now existing or hereafter arising rights to recoup or offset any obligation of Grantor under this Agreement against any claim or right of Grantor against Bank,
(b) waives all rights of exoneration now or hereafter arising out of or in connection with this Agreement, and (c) agrees that unless and until all of the Bank Debt of Borrower shall have been paid in full, Grantor will not assert against any other obligor or any other obligor's property any rights (including, without limitation, contribution, indemnification, reimbursement, and subrogation) now or hereafter arising (whether by contract, operation of law, or otherwise) out of or in connection with this Agreement.

9. INDEMNITY: ADMINISTRATION, ENFORCEMENT, AND TERMINATION. Grantor will reimburse Bank, on Bank's demand from time to time, for any and all fees, costs, and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred by Bank in enforcing, exercising, or protecting its rights under this Agreement or under applicable law, or in attempting to do any of the foregoing.

10. WAIVERS; REMEDIES; APPLICATION OF PAYMENTS. No waiver, consent, or amendment shall be binding upon Bank unless set forth in a writing (which writing shall be narrowly construed) signed by Bank. No course of dealing in respect of, nor any omission or delay in the exercise of, any right, power, or privilege by Bank shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further or other exercise thereof or of any other, as each such right, power, or privilege may be exercised either independently or concurrently with others and as often and in such order as Bank may deem expedient. Each right, power, or privilege specified or referred to in this Agreement is in addition to and not in limitation of any other rights, powers, and privileges that Bank may otherwise have or acquire by operation of law, by other contract, or otherwise. Bank shall be entitled to equitable remedies with respect to each breach or anticipatory repudiation of any provision of this Agreement, and Grantor hereby waives any defense which might be asserted to bar any such equitable remedy. Bank shall have the right to apply proceeds and payments in respect of the Subject Debt with such allocation to the respective parts thereof and the respective due dates thereof as Bank in its sole discretion may from time to time deem advisable.

11. OTHER PROVISIONS. The provisions of this Agreement shall bind Grantor and Grantor's executors, heirs, successors, and assigns and benefit Bank and its successors and assigns. The several captions to different sections and subsections of this Agreement are inserted for convenience only and shall be ignored in interpreting the provisions thereof. If any provision in this Agreement shall be or become illegal or unenforceable in any case, then that provision shall be deemed modified in that case so as to be legal and enforceable to the maximum extent permitted by law while most nearly preserving its original intent, and in any case the illegality or unenforceability of that provision shall affect neither that provision in any other case nor any other provision. This Agreement shall be governed by the law (excluding conflict of laws rules) of the jurisdiction in which Bank's banking office is located.

12. INTEGRATION. This Agreement sets forth the entire agreement of Grantor and Bank as to its subject matter.

13. NOTICES AND OTHER COMMUNICATIONS. Each notice, demand, or other communication, whether or not received, shall be deemed to have been given to Grantor whenever Bank shall have mailed a writing to that effect by certified or registered mail to Grantor at Grantor's mailing address (or any other address of which Grantor shall have given Bank notice after the execution and delivery of this Agreement); however, no other method of giving actual notice to Grantor is hereby precluded. Grantor agrees to give Borrower a timely and appropriate copy of any notice, demand, or other communication that is received by Grantor pursuant to or otherwise in connection with this Agreement or any other writing related hereto, Each communication to be given to Bank shall be in writing and shall be given to Bank at Bank's banking office (or any other address of which Bank shall have given notice to Grantor after the execution and delivery this Agreement). Bank shall be entitled to rely on each communication believed in good faith by Bank to be genuine.

Grantor:                           TURKEY VULTURE FUND XIII, LTD.


                                   By:  /s/ Richard M. Osborne
                                      ---------------------------------------
                                   Printed Name: Richard M. Osborne
                                                -----------------------------
                                  Title: MANAGER
                                         ------------------------------------

                        EXHIBIT A: SUPPLEMENTAL SCHEDULE

This Supplemental Schedule consists of one (1) page and is a part of the Security Agreement (All Assets in a Custodial, Brokerage or Agency Account), Third Party Grantor (the "Agreement") made as of December 26, 2000 by and between Turkey Vulture Fund XIII, Ltd. ("Grantor") and National City Bank ("Bank").

           CASH, SECURITIES, SECURITY ENTITLEMENTS AND OTHER FINANCIAL
                ASSETS AND INVESTMENT PROPERTY IN SUBJECT ACCOUNT

[ ]     SEE ATTACHED STATEMENT IF CHECKED



--------------------------------------------------------------------------------
            Description          Quantity              Market Value
                                                    (as of 08/23/00)
--------------------------------------------------------------------------------

GLB Bancorp, Inc.                 153,840              $1,298,102
--------------------------------------------------------------------------------

LNB Bancorp, Inc.                 124,180              $2,738,169
--------------------------------------------------------------------------------

Energy West, Inc.                 141,600              $1,132,800
--------------------------------------------------------------------------------

Margin balance (if any): $ ____________________ as of ____________, ___________.

                                                Grantor:

                                                TURKEY VULTURE FUND XIII, LTD.


                                                By: /s/ Richard M. Osborne
                                                   -----------------------------
                                                Printed Name: Richard M. Osborne
                                                Title: Manager

        EXHIBIT B: WITHDRAWALS; TRADING AND SUBSTITUTION; ACCOUNT RIGHTS

This exhibit consists of one (1) page and is a part of the Security Agreement (All Assets in a Custodial, Brokerage or Agency Account), Third Party Grantor (the "AGREEMENT") made as of December ___ , 2000 by and between Turkey Vulture Fund X111, Ltd. ("GRANTOR") and National City Bank ("BANK"). Terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

WITHDRAWALS (SELECT ONE)

[ ] NO WITHDRAWALS PERMITTED. Grantor shall have no right to accept any Distribution or other withdrawal of any cash, securities, security entitlements or other financial assets or investment property contained in the Subject Account unless Grantor obtains Bank's prior written consent.

[X] LIMITED WITHDRAWALS PERMITTED. Notwithstanding the security interest granted and control relinquished to Bank in the Agreement, but subject to the covenants contained in section 3 of the Agreement and any further restrictions contained in any account control agreement or other agreement by and among Grantor, Bank and Custodian, unless and until a Default occurs and Bank provides a Notice of Exclusive Withdrawal to Grantor and Custodian, Grantor shall have the right to accept the following Distributions from the Subject Account:

                [X]       Income - cash dividends and interest payments

                [ ]       Other - _______________________________________

            As used herein, "Notice of Exclusive Withdrawal" means a notice by Bank to Custodian and Grantor which states that a Default has occurred and is continuing and that Bank is thereby exercising exclusive withdrawal rights over the Subject Account. Grantor hereby irrevocably directs Custodian to honor any Notice of Exclusive Withdrawal without any obligation of Custodian to investigate or make any determination as to whether a Default actually exists and Custodian shall have no liability to Grantor for complying with a Notice of Exclusive Withdrawal even if Custodian believes that a Default does not then exist.

TRADING (SELECT ONE)

[X] NO Trading, Substitution or Account Rights permitted. Grantor shall have no right to make entitlement orders or to direct Custodian to sell, buy, exchange or transfer securities and other financial assets in the Subject Account or to exercise Account Rights.

[ ] Trading, Substitution and Account Rights permitted. Notwithstanding the security interest granted and control relinquished to Bank in the Agreement, but subject to the covenants contained in section 3 of the Agreement and any further restrictions contained in any account control agreement or other agreement by and among Grantor, Bank and Custodian, unless and until a Default occurs and Bank provides a Notice of Exclusive Control to Grantor and Custodian, Grantor shall have the right, at any time and from time to time, and by itself or through an investment manager of Grantor, to make entitlement orders and direct Custodian to:

                             (a) sell, buy, exchange or transfer securities and other financial assets in the Subject Account in arm's length market transactions for fair consideration provided that all of the proceeds (including, without limitation, any cash received as, and any securities paid for out of, such proceeds), net after reasonable transactional expenses incurred in connection therewith, of any such sale or other disposition are either (i) maintained in cash or cash equivalents or used to purchase additional securities or financial assets of the type(s) checked below (as being permitted investments), which in any event shall continue to be maintained in the Subject Account and deemed part of the Collateral hereunder or (ii) promptly delivered to Bank for application to the Subject Debt; and

                             (b) exercise Account Rights.

As used herein, "NOTICE OF EXCLUSIVE CONTROL" means a notice by Bank to Custodian and Grantor which states that a Default has occurred and is continuing and that Bank is thereby exercising exclusive control over the Subject Account. Grantor hereby irrevocably directs Custodian to honor any Notice of Exclusive Control without any obligation of Custodian to investigate or make any determination as to whether a Default actually exists and Custodian shall have no liability to Grantor for complying with a Notice of Exclusive Control even if Custodian believes that a Default does not then exist. In the event Custodian receives entitlement orders originated by Bank and Grantor that are inconsistent, Custodian shall comply only with the entitlement order originated by Bank. Permitted investments include the following: (SELECT AS MANY AS ARE APPLICABLE)

[ ]  U.S. Government Obligations
[ ] Corporate or Municipal Bonds [with at least a ______ rating]
[ ] Certificates of Deposit
[ ] Other ______________________________
No restriction on types of permitted investments (except as set forth in subsection 3.10)

INITIALS

Grantor's (or representative's) initials: /s/R.O.
                                         --------

Bank representative's initials:  /s/
                               ---------

                                                                     EXHIBIT 7.6

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.




Dated: March 28, 2001

                                               TURKEY VULTURE FUND XIII, LTD.



                                               By:   /s/ Richard M. Osborne
                                               ---------------------------------
                                                    Richard M. Osborne, Manager


                                               RICHARD M. OSBORNE TRUST


                                               By:   /s/ Richard M. Osborne
                                               ---------------------------------
                                                    Richard M. Osborne, Trustee


                                                /s/ Richard M. Osborne
                                               ---------------------------------
                                               Richard M. Osborne, Individually